Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN MICHAEL FEENEY
Date of last notice	22 September 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by the custodian of the JM Feeney Super Fund, an associate of the Director.

Date of change	23 December 2009

No. of securities held prior to change	1 ordinary share (direct); and 25,903 ordinary shares (indirect) held by the custodian of the JM Feeney Super Fund, an associate of the Director; and
1,170 ordinary shares (indirect) held by Simsmetal Executive Staff Superannuation Pty Limited ABN 95 069 238 937 as trustee of the Sims Metal Management Deferred Tax Director and Employee Share Plan.

Class	Ordinary

Number acquired	715

Number disposed	Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000

No. of securities held after change	1 ordinary share (direct); and 26,618 ordinary shares (indirect) held by the custodian of the JM Feeney Super Fund, an associate of the Director; and
1,170 ordinary shares (indirect) held by Simsmetal Executive Staff Superannuation Pty Limited ABN 95 069 238 937 as trustee of the Sims Metal Management Deferred Tax Director and Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under share purchase plan

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002